SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

Golden Telecom, Inc.

(Name of Subject Company—(Issuer))

Lillian Acquisition, Inc.

(Name of Filing Person—(Offeror))

VimpelCom Finance B.V.

Open Joint Stock Company “Vimpel-Communications”

(Translation of filing persons’s name into English)

(Names of Filing Person(s)—(Other Person(s)))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

38122G107

(CUSIP Number of Class of Securities)

Open Joint Stock Company “Vimpel-Communications”

10 Ulitsa 8-Marta, Building 14

Moscow, Russian Federation 127083

Attention: Jeffrey D. McGhie, Esq.

Telephone: (7) 495-725-0700

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing persons)

Copy to:

Patrick J. Dooley, Esq. Akin Gump Strauss Hauer & Feld LLP 590 Madison Avenue New York, New York 10022 Telephone: (212) 872-1000	Daniel G. Walsh, Esq. Akin Gump Strauss Hauer & Feld LLP City Point, Level 32 One Ropemaker Street London, England EC2Y 9AW Telephone: (44) 20-7012-9600

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$4,404,572,360	$173,139

*	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 40,365,495 shares of common stock, par value $0.01 per share, at $105.00 per share. The transaction value also includes the offer price of $105.00 multiplied by 1,592,337, the number of options and other company equity awards to purchase shares that are currently outstanding.
**	The filing fee, calculated in accordance with Exchange Act Rule 0-11, was calculated by multiplying the transaction valuation by 0.0000393.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $

Filing Party:

Form or registration No.:

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to the tender offer by Lillian Acquisition, Inc., a Delaware corporation (“Merger Sub”), and a wholly owned subsidiary of VimpelCom Finance B.V., a private company with limited liability incorporated under the laws of The Netherlands (“Parent”), to purchase any and all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Golden Telecom, Inc. (the “Company”) at a purchase price of $105.00 net per share in cash without interest (and less any amounts required to be deducted and withheld under any applicable law), upon the terms and subject to the conditions set forth in the offer to purchase dated January 18, 2008 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B) (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the “Offer”).

This Schedule TO is intended to satisfy the requirements of Schedule 13E-3. The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, and is supplemented by the information specifically provided therein.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002

(a) Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

Golden Telecom, Inc.

Representation Office of Golden TeleServices, Inc.

1 Kozhevnichesky Proezd

Moscow, Russia 115114

(011-7-495) 797-9300

(b) Securities. The class of securities to which this Schedule TO relates is the common stock, par value $0.01 per share of GTI, of which 40,373,891 shares were issued and outstanding as of January 15, 2008. The information set forth on the cover page and in the INTRODUCTION of the Offer to Purchase is incorporated herein by reference.

(c) Trading Market and Price. The information set forth under the caption THE TENDER OFFER—Section 6 (“Price Range of Shares of the Company’s Common Stock”) of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 8 (“Certain Information Concerning Merger Sub, Parent and their Affiliates”)

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004

(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

SPECIAL FACTORS (“Background of the Offer and the Merger”)

SPECIAL FACTORS (“Interests of the Company’s Directors and Executive Officers in the Offer and the Merger”)

SPECIAL FACTORS (“Certain Relationships Between Parent, Merger Sub, VimpelCom and the Company”)

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

SPECIAL FACTORS (“Background of the Offer and the Merger”)

SPECIAL FACTORS (“Interests of the Company’s Directors and Executive Officers in the Offer and the Merger”)

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a) Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SPECIAL FACTORS (“Purposes and Reasons of Parent, Merger Sub and VimpelCom”)

SPECIAL FACTORS (“Purposes, Reasons and Plans for the Company after the Merger”)

SPECIAL FACTORS (“Purposes and Reasons of Altimo”)

SPECIAL FACTORS (“Purposes and Reasons of Telenor”)

(c)(1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

SPECIAL FACTORS (“Background of the Offer and the Merger”)

SPECIAL FACTORS (“Purposes, Reasons and Plans for the Company after the Merger”)

SPECIAL FACTORS (“Certain Effects of the Offer and the Merger”)

SPECIAL FACTORS (“The Merger Agreement”)

SPECIAL FACTORS (“Interests of the Company’s Directors and Executive Officers in the Offer and the Merger”)

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 10 (“Dividends and Distributions”)

The Agreement and Plan of Merger, dated December 21, 2007, by and among Golden Telecom, Inc., VimpelCom Finance B.V., and Lillian Acquisition, Inc. (the “Merger Agreement”) is herein incorporated by reference to Exhibit 2.1 filed with a Form 8-K, dated December 21, 2007, by Golden Telecom, Inc.

Item 7.	Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a) Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

SPECIAL FACTORS (“Background of the Offer and the Merger”)

SPECIAL FACTORS (“The Merger Agreement”)

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 11 (“Certain Conditions to the Offer”)

THE TENDER OFFER—Section 13 (“Certain Fees and Expenses”)

The Merger Agreement is herein incorporated by reference to Exhibit 2.1 filed with a Form 8-K, dated December 21, 2007, by Golden Telecom, Inc.

(b) Conditions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

SPECIAL FACTORS (“Background of the Offer and the Merger”)

SPECIAL FACTORS (“Effects on the Company if the Offer is Not Consummated”)

SPECIAL FACTORS (“The Merger Agreement”)

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 11 (“Certain Conditions to the Offer”)

The Merger Agreement is herein incorporated by reference to Exhibit 2.1 filed with a Form 8-K, dated December 21, 2007, by Golden Telecom, Inc.

(d) Borrowed Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

SPECIAL FACTORS (“The Merger Agreement”)

SPECIAL FACTORS (“Background of the Offer and the Merger”)

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 11 (“Certain Conditions to the Offer”)

The Merger Agreement is herein incorporated by reference to Exhibit 2.1 filed with a Form 8-K, dated December 21, 2007, by Golden Telecom, Inc.

Item 8.	Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SPECIAL FACTORS (“Interests of the Company’s Directors and Executive Officers in the Offer and the Merger”)

SPECIAL FACTORS (“Interests of Altimo and Telenor in the Offer and the Merger”)

SPECIAL FACTORS (“Security Ownership of Certain Beneficial Owners and Management”)

THE TENDER OFFER—Section 8 (“Certain Information Concerning Merger Sub, Parent and their Affiliates”) and Schedule A thereto

(b) Securities Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SPECIAL FACTORS (“Prior Stock Purchases and Sales”)

SPECIAL FACTORS (“Interests of Altimo and Telenor in the Offer and the Merger”)

SPECIAL FACTORS (“Security Ownership of Certain Beneficial Owners and Management”)

THE TENDER OFFER—Section 8 (“Certain Information Concerning Merger Sub, Parent and their Affiliates”)

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

SPECIAL FACTORS (“Background of the Offer and the Merger”)

SPECIAL FACTORS (“Position of the Company Regarding the Fairness of the Offer and the Merger”)

SPECIAL FACTORS (“Certain Effects of the Offer and the Merger”)

SPECIAL FACTORS (“The Merger Agreement”)

SPECIAL FACTORS (“Interests of the Company’s Directors and Executive Officers in the Offer and the Merger”)

THE TENDER OFFER—Section 3 (“Procedures for Tendering Shares of the Company’s Common Stock”)

THE TENDER OFFER—Section 13 (“Certain Fees and Expenses”)

Item 10.	Financial Statements.

Regulation M-A Item 1010

(a) Financial Information. Not Applicable.

(b) Pro Forma Information. Not Applicable.

Item 11.	Additional Information.

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

SPECIAL FACTORS (“Background of the Offer and the Merger”)

SPECIAL FACTORS (“Purposes, Reasons and Plans for the Company after the Merger”)

SPECIAL FACTORS (“Certain Effects of the Offer and the Merger”)

SPECIAL FACTORS (“Interests of the Company’s Directors and Executive Officers in the Offer and the Merger”)

SPECIAL FACTORS (“Certain Relationships Between Parent, Merger Sub, VimpelCom and the Company”)

SPECIAL FACTORS (“The Merger Agreement”)

THE TENDER OFFER—Section 12 (“Certain Legal Matters; Required Regulatory Approvals and other Foreign Approvals”)

The Merger Agreement is herein incorporated by reference to Exhibit 2.1 filed with a Form 8-K, dated December 21, 2007, by Golden Telecom, Inc.

(b) Other Material Information. The information set forth in the Offer to Purchase and letter of transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Regulation M-A Item 1016

The Exhibit Index attached hereto is incorporated herein by reference.

Item 13.	Information Required by Schedule 13E-3.

Item 2.	Subject Company Information.

Regulation M-A Item 1002

(d) Dividends. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

THE TENDER OFFER—Section 6 (“Price Range of Shares of the Company’s Common Stock”)

THE TENDER OFFER—Section 10 (“Dividends and Distributions”)

(e) Prior Public Offerings. None.

(f) Prior Stock Purchases. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

SPECIAL FACTORS (“Prior Stock Purchases and Sales”)

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004

(c) Different Terms. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

SPECIAL FACTORS (“The Merger Agreement”)

SPECIAL FACTORS (“Interests of the Company’s Directors and Executive Officers in the Offer and the Merger”)

SPECIAL FACTORS (“Certain Relationships Between Parent, Merger Sub, VimpelCom and the Company”)

THE TENDER OFFER—Section 1 (“Terms of the Offer; Expiration Date”)

THE TENDER OFFER—Section 3 (“Procedures for Tendering Shares of the Company’s Common Stock”)

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

The Merger Agreement is herein incorporated by reference to Exhibit 2.1 filed with a Form 8-K, dated December 21, 2007, by Golden Telecom, Inc.

(d) Appraisal Rights. The information set forth under the caption SPECIAL FACTORS (“Appraisal Rights”) of the Offer to Purchase is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders. Certain members of senior management have by reason of their position as such, access to certain corporate files of the Company. There have been no provisions in connection with this transaction to grant unaffiliated security holders access to the corporate files of the Filing Persons or to obtain counsel or appraisal services at the expense of the Filing Persons.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(c) Negotiations or Contacts. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

SPECIAL FACTORS (“Background of the Offer and the Merger”)

SPECIAL FACTORS (“Interests of the Company’s Directors and Executive Officers in the Offer and the Merger”)

SPECIAL FACTORS (“Certain Relationships Between Parent, Merger Sub, VimpelCom and the Company”)

(e) Agreement Involving the Subject Company’s Securities. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

SPECIAL FACTORS (“The Merger Agreement”)

SPECIAL FACTORS (“Interests of the Company’s Directors and Executive Officers in the Offer and the Merger”)

Item 6.	Purposes of the Transaction and Plans or Proposal.

Regulation M-A Item 1006

(b) Use of Securities Acquired. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

SPECIAL FACTORS (“Purposes, Reasons and Plans for the Company after the Merger”)

SPECIAL FACTORS (“Certain Effects of the Offer and the Merger”)

SPECIAL FACTORS (“The Merger Agreement”)

SPECIAL FACTORS (“Interests of the Company’s Directors and Executive Officers in the Offer and the Merger”)

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

The Merger Agreement is herein incorporated by reference to Exhibit 2.1 filed with a Form 8-K, dated December 21, 2007, by Golden Telecom, Inc.

(c)(8) Plans. The information set forth in the Offer to Purchase under the caption SPECIAL FACTORS (“Certain Effects of the Offer and the Merger”) is incorporated by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects.

Regulation M-A Item 1013

(a) Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

SPECIAL FACTORS (“Background of the Offer and the Merger”)

SPECIAL FACTORS (“Position of the Company Regarding the Fairness of the Offer and the Merger”)

SPECIAL FACTORS (“Purposes and Reasons of Parent and Merger Sub”)

SPECIAL FACTORS (“Purposes, Reasons and Plans for the Company after the Merger”)

SPECIAL FACTORS (“Purposes and Reasons of Altimo”)

SPECIAL FACTORS (“Purposes and Reasons of Telenor”)

(b) Alternatives. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SPECIAL FACTORS (“Background of the Offer and the Merger”)

SPECIAL FACTORS (“Position of the Company Regarding the Fairness of the Offer and the Merger”)

SPECIAL FACTORS (“Purposes, Reasons and Plans for the Company after the Merger”)

SPECIAL FACTORS (“Effects on the Company if the Offer is Not Consummated”)

(c) Reasons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

SPECIAL FACTORS (“Background of the Offer and the Merger”)

SPECIAL FACTORS (“Position of the Company Regarding the Fairness of the Offer and the Merger”)

SPECIAL FACTORS (“Purposes and Reasons of Parent and Merger Sub”)

SPECIAL FACTORS (“Purposes, Reasons and Plans for the Company after the Merger”)

SPECIAL FACTORS (“Purposes and Reasons of Altimo”)

SPECIAL FACTORS (“Purposes and Reasons of Telenor”)

SPECIAL FACTORS (“Position of Parent, Merger Sub and VimpelCom as to Fairness”)

SPECIAL FACTORS (“Position of Altimo as to Fairness”)

SPECIAL FACTORS (“Position of Telenor as to Fairness”)

(d) Effects. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

SPECIAL FACTORS (“Background of the Offer and the Merger”)

SPECIAL FACTORS (“Purposes, Reasons and Plans for the Company after the Merger”)

SPECIAL FACTORS (“Certain Effects of the Offer and the Merger”)

SPECIAL FACTORS (“Effects on the Company if the Offer is Not Consummated”)

SPECIAL FACTORS (“The Merger Agreement”)

THE TENDER OFFER—Section 5 (“Certain United States Federal Income Tax Considerations”)

The Merger Agreement is herein incorporated by reference to Exhibit 2.1 filed with a Form 8-K, dated December 21, 2007, by Golden Telecom, Inc.

Item 8.	Fairness of the Transaction.

Regulation M-A Item 1014

(a) Fairness. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

SPECIAL FACTORS (“Background of the Offer and the Merger”)

SPECIAL FACTORS (“Position of the Company Regarding the Fairness of the Offer and the Merger”)

SPECIAL FACTORS (“Purposes, Reasons and Plans for the Company after the Merger”)

SPECIAL FACTORS (“Purposes and Reasons of Parent, Merger Sub and VimpelCom”)

SPECIAL FACTORS (“Position of Parent, Merger Sub and VimpelCom as to Fairness”)

SPECIAL FACTORS (“Position of Altimo as to Fairness”)

SPECIAL FACTORS (“Position of Telenor as to Fairness”)

(b) Factors Considered in Determining Fairness. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

SPECIAL FACTORS (“Background of the Offer and the Merger”)

SPECIAL FACTORS (“Position of the Company Regarding the Fairness of the Offer and the Merger”)

SPECIAL FACTORS (“Purposes, Reasons and Plans for the Company after the Merger”)

SPECIAL FACTORS (“Purposes and Reasons of Parent, Merger Sub and VimpelCom”)

SPECIAL FACTORS (“Position of Parent, Merger Sub and VimpelCom as to Fairness”)

SPECIAL FACTORS (“Position of Altimo as to Fairness”)

SPECIAL FACTORS (“Position of Telenor as to Fairness”)

SPECIAL FACTORS (“Interests of the Company’s Directors and Executive Officers in the Offer and the Merger”)

(c) Approval of Security Holders. The transaction is not structured so that the approval of at least a majority of the unaffiliated security holders is required. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

SPECIAL FACTORS (“The Merger Agreement”)

THE TENDER OFFER—Section 11 (“Certain Conditions to the Offer”)

(d) Unaffiliated Representative. An unaffiliated representative was not retained to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transactions or preparing a report concerning the fairness of the transaction. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

SPECIAL FACTORS (“Background of the Offer and the Merger”)

SPECIAL FACTORS (“Position of the Company Regarding the Fairness of the Offer and the Merger”)

SPECIAL FACTORS (“Purposes, Reasons and Plans for the Company after the Merger”)

SPECIAL FACTORS (“Purposes and Reasons of Parent, Merger Sub and VimpelCom”)

SPECIAL FACTORS (“Position of Parent, Merger Sub and VimpelCom as to Fairness”)

SPECIAL FACTORS (“Position of Altimo as to Fairness”)

SPECIAL FACTORS (“Position of Telenor as to Fairness”)

(e) Approval of Directors. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

SPECIAL FACTORS (“Background of the Offer and the Merger”)

SPECIAL FACTORS (“Position of the Company Regarding the Fairness of the Offer and the Merger”)

SPECIAL FACTORS (“Purposes, Reasons and Plans for the Company after the Merger”)

SPECIAL FACTORS (“Position of Parent, Merger Sub and VimpelCom as to Fairness”)

SPECIAL FACTORS (“Position of Altimo as to Fairness”)

SPECIAL FACTORS (“Position of Telenor as to Fairness”)

SPECIAL FACTORS (“Interests of the Company’s Directors and Executive Officers in the Offer and the Merger”)

THE TENDER OFFER—Section 7 (“Certain Information Concerning the Company”)

(f) Other Offers. None.

Item 9.	Reports, Opinions, Appraisals and Certain Negotiations.

Regulation M-A Item 1015

(a) Report, Opinion, or Appraisal. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SPECIAL FACTORS (“Background of the Offer and the Merger”)

SPECIAL FACTORS (“Position of the Company Regarding the Fairness of the Offer and the Merger”)

SPECIAL FACTORS (“Position of Parent, Merger Sub and VimpelCom as to Fairness”)

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SPECIAL FACTORS (“Background of the Offer and the Merger”)

SPECIAL FACTORS (“Position of the Company Regarding the Fairness of the Offer and the Merger”)

SPECIAL FACTORS (“Position of Parent, Merger Sub and VimpelCom as to Fairness”)

(c) Availability of Documents. The reports, opinions or appraisal referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company or VimpelCom, as the case may be, during regular business hours by any interested holder of common stock or any representative who has been designated in writing.

Item 10.	Source and Amounts of Funds or Other Consideration.

Regulation M-A Item 1007

(c) Expenses. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SPECIAL FACTORS (“The Merger Agreement”)

SPECIAL FACTORS (“Background of the Offer and the Merger”)

THE TENDER OFFER—Section 7 (“Certain Information Concerning the Company”)

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 13 (“Certain Fees and Expenses”)

The Merger Agreement is herein incorporated by reference to Exhibit 2.1 filed with a Form 8-K, dated December 21, by Golden Telecom, Inc.

Item 12.	The Solicitation or Recommendation.

Regulation M-A Item 1012

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

SPECIAL FACTORS (“Position of the Company Regarding the Fairness of the Offer and the Merger”)

SPECIAL FACTORS (“Purposes and Reasons of Parent, Merger Sub and VimpelCom”)

SPECIAL FACTORS (“Purposes, Reasons and Plans for the Company after the Merger”)

SPECIAL FACTORS (“Interests of the Company’s Directors and Executive Officers in the Offer and the Merger”)

THE TENDER OFFER—Section 7 (“Certain Information Concerning the Company”)

(e) Recommendations of Others. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

SPECIAL FACTORS (“Background of the Offer and the Merger”)

SPECIAL FACTORS (“Position of the Company Regarding the Fairness of the Offer and the Merger”)

SPECIAL FACTORS (“Purposes and Reasons of Parent, Merger Sub and VimpelCom”)

SPECIAL FACTORS (“Purposes, Reasons and Plans for the Company after the Merger”)

Item 13.	Financial Information.

Regulation M-A Item 1010

(a) Financial Information. The information set forth in the Offer to Purchase under the caption THE TENDER OFFER—Section 7 (“Certain Information Concerning the Company”) is incorporated herein by reference.

(b) Pro Forma Information. Not Applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(b) Employees and Corporate Assets. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

SPECIAL FACTORS (“Background of the Offer and the Merger”)

SPECIAL FACTORS (“Position of the Company Regarding the Fairness of the Offer and the Merger”)

SPECIAL FACTORS (“Purposes and Reasons of Parent, Merger Sub and VimpelCom”)

SPECIAL FACTORS (“Interests of the Company’s Directors and Executive Officers in the Offer and the Merger”)

Item 16.	Exhibits.

Regulation M-A Item 1016

The Exhibit Index attached hereto is incorporated herein by reference.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated January 18, 2008

LILLIAN ACQUISITION, INC.

By:	/S/ ALEXEY NIKONOV
Name: Alexey Nikonov Title: Treasurer and Secretary

VIMPELCOM FINANCE B.V.

By:	/S/ DMITRY AFINOGENOV
Name: Dmitry Afinogenov Title: Managing Director

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

By:	/S/ ALEXANDER V. IZOSIMOV
Name: Alexander V. Izosimov Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit No	Description

(a)(1)(A)	Offer to Purchase, dated January 18, 2008.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.

(a)(1)(G)	Summary Advertisement as published on January 18, 2008.

(a)(2)(A)	“Item 3. Past Contracts, Transactions, Negotiation and Agreements—Conflicts of Interest—Agreements with Current Executive Officers, Directors and Affiliates of the Company” of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008 in connection with the Offer).

(a)(2)(B)	“Item 3—Past Contracts, Transactions, Negotiation and Agreements—Conflicts of Interest—Agreements between the Company and Parent and Merger Sub and their Affiliates” of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008 in connection with the Offer).

(a)(2)(C)	“Item 4. The Solicitation or Recommendation” of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008, in connection with the Offer).

(a)(2)(D)	“Annex II—Stock Ownership of Certain Beneficial Owners and Management” of the Schedule 13E-3 filed by the Company on January 18, 2008 (incorporated by reference to the Schedule 13E-3 filed by the Company on January 18, 2008, in connection with the Offer).

(a)(3)	None.

(a)(4)	None.

(a)(5)(A)	Joint press release issued by the Company and VimpelCom dated December 21, 2007 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company with the SEC on December 21, 2007).

(a)(5)(B)	Press release issued by VimpelCom announcing the commencement of the tender offer, dated January 18, 2008.

(b)(1)	Amended and Restated $41.4 million Unsecured Loan Agreement, dated December 21, 2007 between VimpelCom and Merger Sub.

(b)(2)	$4.35 billion Debt Commitment Letter, dated December 20, 2007, between VimpelCom and Merger Sub.

Exhibit No	Description

(b)(3)	$3.5 billion Debt Commitment Letter, dated December 20, 2007 among VimpelCom and ABN AMRO Bank N.V., London Branch, Barclays Capital, BNP Paribas, CALYON, Citibank, N.A., HSBC Bank plc, ING Bank N.V. and UBS Limited as mandated lead arrangers and ABN AMRO Bank N.V., London Branch, Barclays Bank PLC, BNP Paribas, CALYON, Citibank, N.A., HSBC Bank plc, ING Bank N.V. and UBS (Luxembourg) S.A. as underwriters, and related term sheet.

(c)(1)	Opinion of Credit Suisse Securities (USA) LLC to the special committee of the board of directors of the Company, dated December 20, 2007(incorporated by reference to Annex I of the Schedule 14D-9 filed by the Company on January 18, 2008, in connection with the Offer).

(c)(2)	Opinion of UBS Limited to the board of directors of VimpelCom, dated December 20, 2007 (included as Annex A of the Offer to Purchase filed herewith as Exhibit (a)(1)(A)).

(c)(3)	Presentation of UBS Limited to the board of directors of VimpelCom, dated December 20, 2007.

(d)(1)	Shareholders Agreement, by and among Company, Alfa Telecom Limited, Nye Telenor East Invest AS, OAO Rostelecom, Capital International Global Emerging Markets Private Equity Fund, L.P., Cavendish Nominees Limited and First NIS Regional Fund SICAV, dated as of August 19, 2003 (incorporated by reference to Exhibit 99.7 of the Current Report on Form 8-K filed by the Company with the SEC on August 20, 2003).

(d)(2)	Registration Rights Agreement, by and among Company, Alfa Telecom Limited, Nye Telenor East Invest AS, OAO Rostelecom, Capital International Global Emerging Markets Private Equity Fund, L.P., Cavendish Nominees Limited and First NIS Regional Fund SICAV, dated as of August 19, 2003 (incorporated by reference to Exhibit 99.5 of the Current Report on Form 8-K filed by the Company with the SEC on August 20, 2003).

(d)(3)	Registration Rights Agreement by and between the Company and Inure Enterprises Ltd., dates as of February 22, 2007 (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Company with the SEC on February 27, 2007).

(d)(4)	Confidential Disclosure Agreement between VimpelCom and the Company dated February 7, 2007 (incorporated by reference to Exhibit (e)(4) of the Schedule 14D-9 filed by the Company on January 18, 2008, in connection with the Offer).

(d)(5)	Confidentiality Agreement between VimpelCom and the Company dated October 15, 2007 (incorporated by reference to Exhibit (e)(5) of the Schedule 14D-9 filed by the Company on January 18, 2008, in connection with the Offer).

(d)(6)	Agreement and Plan of Merger dated as of December 21, 2007, among Parent, Merger Sub and the Company (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company with the SEC on December 21, 2007).

(d)(7)	Account Control Agreement, dated as of December 21, 2007, among the Company, Merger Sub, and Citibank, N.A.

(d)(8)	Security Agreement, between the Company and Merger Sub dated December 21, 2007.

(d)(9)	Escrow Agreement, by and among Merger Sub, the Company, and Citibank, N.A., dated December 21, 2007.

(f)	Section 262 of the Delaware General Corporation Law (included as Schedule B of the Offer to Purchase filed herewith as Exhibit (a)(1)(A)).

(g)	None.

(h)	None.